QUEST RESOURCE CORPORATION

EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
	(Unaudited)
	($ in thousands)
EARNINGS:
Income (loss) before income taxes & minority interest	$(2,877)	$(8,717)
Add:
Interest expense (a)	7,113	3,822
Loan cost amortization	479	266
Income as adjusted	$4,715	$(4,629)

FIXED CHARGES:
Interest expense	7,113	3,822
Add:
Loan cost amortization	479	266
Fixed Charges	$7,592	$4,088

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$—
Ratio of income before provision for taxes to net income	1.0	1.0
Subtotal-Preferred Dividends	$—	$—
Combined Fixed Charges and Preferred Dividends	$7,592	$4,088
Ratio of Earnings of Fixed Charges	0.62	(1.13)
Insufficient coverage	$2,877	$8,717
Ratio of Earnings of Fixed Charges	0.62	(1.13)
Insufficient coverage	$2,877	$8,717

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.